

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2023

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

Re: Cuprina Holdings (Cayman) Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted December 18, 2023
CIK No. 0001995704

Dear David Quek Yong Qi:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary
Corporate History and Structure, page 7

1. We note your response to prior comment two and your disclosure on page 48 that you intend to use 4.9% of the offering proceeds for loan repayment to one of your ultimate beneficial shareholders. Please clarify if this loan repayment to your ultimate beneficial shareholder is for the advances received from Cuprina Holding Pte. Ltd, as referenced on page 7.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Components of Results of Operations</u>
<u>Operating expenses, page 60</u>

2.   We note the revisions made in response to prior comment three. It is unclear to us why no payroll-related benefits or depreciation and amortization expense is attributed to your research and development activities. In this regard, your disclosure on page 94 indicates that you have three team members responsible for R&D activities. Please advise or revise your filing accordingly.

         Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Mathew Lewis, Esq.